EXHIBIT 99.3

                                                                                                                                                February 4, 2005

Nomura Credit & Capital, Inc.

2 World Financial Center, 21st Floor

New York, New York 10218-1198

Attn:  Phillip Evanski

Ladies and Gentlemen:

                The undersigned understands that Nomura Credit & Capital, Inc. (“Nomura”) proposes to enter into a Credit Agreement (the “Credit Agreement”) with MRU Lending, Inc., a Delaware corporation (the “Company”), and certain institutions from time to time party thereto as lenders (the “Lenders”) establishing a credit facility to be used by the Company to finance the origination or purchase of certain Student Loans (as defined in the Credit Agreement).

                To induce Nomura and the Company to enter into the Credit Agreement, the undersigned hereby agrees that, without the prior written consent of Nomura, he will not, during the period commencing on the date hereof and ending on March 1, 2006 (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Relevant Security or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Relevant Security, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of any Relevant Security or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to bona fide gifts, provided that the donees or transferees of any such gifts have agreed in writing to be bound by the foregoing restrictions.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Relevant Security except in compliance with the foregoing restrictions.  As used herein “Relevant Security” means the Common Stock, par value $.001 per share, of the Company (“Common Stock”), any other equity security of the Company or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Common Stock or other equity security beneficially owned by the undersigned as of the date hereof or during the Lock-Up Period.

                The undersigned further agrees that, during the Lock-Up Period, the undersigned will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

                The undersigned understands that Nomura, the Company and the Lenders are relying upon this letter agreement (this “Lock-Up Agreement”) in proceeding toward execution of the Credit Agreement.  The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.  This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the state of New York.

                                                                                                                Very truly yours,

MRU HOLDINGS INC.

/s/ Edward J. McGuinn, Jr.
Name:
Address: 600 Lexington Avenue
3rd Floor
New York, New York 10022

NOMURA CREDIT & CAPITAL, INC.

/s/ N. Donte LaRocca
Name: N. Donte LaRocca, Managing Director
Address: 2 World Financial Center
21st Floor
New York, New York 10218

/s/ Raza Khan
Name: Raza Khan
Address: 732 Pembroke Way
Ridgefield, New Jersey 07657

/s/ Vishal Garg
Name: Vishal Garg
Address: 10 E. 29th Street, Apt. 32B
New York, New York 10016

s/ Edward J. McGuinn, Jr.
Name: Edward J. McGuinn, Jr.
Address: 20 Cobb Island
Greenwich, CT